Filed by Yellow Roadway Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Yellow Roadway Corporation

Commission File No.: 333-123760

Forward-Looking Statements

The information presented in this communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “could”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Yellow Roadway Corporation (“Yellow Roadway”) and USF Corporation (“USF”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the SEC by Yellow Roadway and USF; the parties’ ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate USF’s operations into Yellow Roadway’s operations; and the factors that generally affect the respective businesses of Yellow Roadway and USF as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Yellow Roadway nor USF undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Yellow Roadway’s and USF’s various SEC reports, including, but not limited to, each party’s Annual Report on Form 10-K for the year ended December 31, 2004.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed merger of USF and Yellow Roadway. In connection with the proposed transaction, on May 5, 2005, Yellow Roadway filed Post Effective Amendment No. 1 to its Registration Statement on Form S-4, which contains an amended definitive proxy statement/prospectus relating to the proposed merger of Merger Sub with, and into, USF. Yellow Roadway and USF may file other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the amended proxy statement/prospectus dated May 6, 2005, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow Roadway free of charge by requesting them in writing from Yellow Roadway or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by USF free of charge by requesting them in writing from USF or by telephone at (773) 824-1000.

Yellow Roadway and USF, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow Roadway and USF in connection with the acquisition. Information about the directors and executive officers of Yellow Roadway and their ownership of Yellow Roadway stock is set forth in the proxy statement for the Yellow Roadway 2005 Annual Meetings of Stockholders. Information about the directors and executive officers of USF and their ownership of USF stock is set forth in USF’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release issued by Yellow Roadway on May 19, 2005.

•	Certain information, including pro forma information, related to the USF acquisition and currently contemplated related financings.

May 19, 2005

Yellow Roadway Prices $150 Million Senior Floating Rate Notes Offering

•  Notes will bear interest at a floating rate based on LIBOR +1.375% and mature in 2008

•  Proceeds used to finance proposed USF acquisition

OVERLAND PARK, KS — May 19, 2005—Yellow Roadway Corporation (NASDAQ: YELL) announced today that the $150 million senior floating rate notes (the “notes”) offered in its private offer will bear interest at a floating rate based on the London Interbank Offered Rate (LIBOR) plus 1.375%, payable quarterly in arrears, on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2005.

The notes will mature on May 15, 2008. The notes may not be redeemed by Yellow Roadway for eighteen months, but are redeemable at any time thereafter at par. Yellow Roadway expects to use the net proceeds from the offering as part of the financing for the previously announced proposed acquisition of USF Corporation (NASDAQ: USFC). If such acquisition is not consummated on or prior to December 31, 2005, or if the merger agreement is terminated at any time, the notes will be subject to a special mandatory redemption at a price of 101% of the principal amount of the notes, plus accrued and unpaid interest.

This notice does not constitute an offer to sell or the solicitation of an offer to buy securities. The notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Unless they are registered, the notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and other applicable securities laws. Accordingly, Yellow Roadway Corporation is offering the notes only to qualified institutional buyers in reliance on Rule 144A and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

Yellow Roadway Corporation, a Fortune 500 company, is one of the largest transportation service providers in the world. Through its subsidiaries including Yellow Transportation, Roadway Express, New Penn Motor Express, Reimer Express, Meridian IQ and Yellow Roadway Technologies, Yellow Roadway provides a wide range of asset and non-asset-based transportation services integrated by technology. The portfolio of brands provided through Yellow Roadway Corporation subsidiaries represents a comprehensive array of services for the shipment of industrial, commercial and retail goods domestically and internationally. Headquartered in Overland Park, Kansas, Yellow Roadway Corporation employs over 50,000 people.

Investor Contact	Media Contact

Stephen Bruffett	Suzanne Dawson
Yellow Roadway Corporation	Linden Alschuler & Kaplan
913.696.6108	212.329.1420
steve.bruffett@yellowroadway.com	sdawson@lakpr.com

Certain information provided by Yellow Roadway Corporation pursuant to Regulation FD

As used in this document, references to “Yellow Roadway”, the “company”, “we”, “our” and “us” refer to Yellow Roadway Corporation and its subsidiaries, unless the context otherwise requires. The term “USF” refers to USF Corporation and its subsidiaries, unless the context otherwise requires. The term “merger” means the merger between USF and a subsidiary of Yellow Roadway pursuant to an Agreement and Plan of Merger, dated as of February 27, 2005, and as amended as of May 1, 2005, between Yellow Roadway, Yankee II LLC and USF. The term “notes offering” refers to the private offering of $150 million of Yellow Roadway’s senior floating rate notes.

Proposed Financing

We currently have in place a $450 million receivables financing facility secured by certain receivables of Yellow Transportation and Roadway Express (“ABS Facility”). It is contemplated that at the effective time of the merger the aggregate amounts available under the ABS Facility will be increased to $650 million. On May 19, 2005, we amended and restated our senior unsecured revolving credit facility (“Revolving Credit Facility”) to provide a revolving loan up to the maximum limit of $850 million. We expect that the cash portion of the merger consideration and our capital and liquidity needs (including refinancing of certain existing indebtedness of Yellow Roadway and USF) will be financed with a combination of proceeds from the sale of the Notes offered hereby, borrowings under the ABS Facility and the Revolving Credit Facility and cash on hand.

In addition to the proposed ABS Facility financing, following consummation of the USF merger, USF and its subsidiaries will continue to be obligated on USF’s $150 million aggregate principal amount of 8.5% senior notes due April 15, 2010, and USF’s $100 million aggregate principal amount of 6.5% senior notes due May 1, 2009. Following consummation of the merger, Yellow Roadway will provide a parent guarantee of both series of notes.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL DATA

The following unaudited condensed combined pro forma financial statements and explanatory notes have been prepared to give effect to the proposed merger and the related financing transactions, including the notes offering. At the effective time of the proposed merger, Yankee II LLC, a newly formed wholly owned subsidiary of Yellow Roadway, will be merged with and into USF, with USF as the surviving entity. As a result of the merger, USF will become a wholly owned subsidiary of Yellow Roadway. The transaction is being accounted for as a purchase business combination.

Upon the effectiveness of the proposed merger, each share of USF stock (except those shares owned directly or indirectly by USF or Yellow Roadway and those shares held by dissenting stockholders) will be converted into the right to receive 0.31584 shares of Yellow Roadway common stock and $29.25 in cash.

In accordance with Article 11 of Regulation S-X under the Securities Act of 1933, an unaudited condensed combined pro forma balance sheet as of March 31, 2005 and an unaudited condensed combined pro forma statement of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been prepared to reflect the proposed merger (treated as an acquisition of USF) and the consummation of the related financing transactions, including the notes offering. The following unaudited condensed combined pro forma financial statements have been prepared based upon historical financial statements of Yellow Roadway and USF. The unaudited condensed combined pro forma financial statements reflect certain balance sheet and statement of operations reclassifications made to conform USF’s presentations to those of Yellow Roadway. The unaudited condensed combined pro forma financial statements should be read in conjunction with:

•	Yellow Roadway’s historical audited consolidated financial statements for the year ended December 31, 2004, and its unaudited condensed consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005; and

•	USF’s historical audited consolidated financial statements for the year ended December 31, 2004 and its unaudited condensed consolidated financial statements as of April 2, 2005 and for the quarter ended April 2, 2005 included in the USF Annual Report and the USF Quarterly Report.

The unaudited condensed combined pro forma balance sheet was prepared by combining Yellow Roadway’s historical unaudited consolidated balance sheet as of March 31, 2005 and USF’s historical unaudited consolidated balance sheet as of April 2, 2005, adjusted to reflect the proposed merger and the consummation of the related financing transactions, including the notes offering, as if each had occurred on March 31, 2005.

The unaudited condensed combined pro forma statement of operations was prepared using the historical consolidated statement of operations for both Yellow Roadway and USF assuming the proposed merger and related financing transactions, including the notes offering, had each occurred on January 1, 2004. The unaudited condensed combined pro forma statement operations for the year ended December 31, 2004 was prepared by combining the historical audited consolidated statement of operations of Yellow Roadway and the historical audited consolidated statement of income of USF for the year ended December 31, 2004. The unaudited condensed combined pro forma statement of operations for the three months ended March 31, 2005 was prepared by combining the historical unaudited consolidated statement of operations of Yellow Roadway for the three months ended March 31, 2005 and the historical unaudited consolidated statement of income of USF for the quarter ended April 2, 2005. The unaudited condensed combined pro forma statements of operations give effect to the costs associated with financing the proposed merger, including interest expense and amortization of deferred financing costs associated with our currently contemplated financing transactions, including the notes offering, related to the proposed merger, and the impact of other purchase accounting adjustments.

The unaudited condensed combined pro forma financial statements are prepared for illustrative purposes only, and do not purport to represent, and are not necessarily indicative of, the operating results or financial position that would have occurred if the merger transaction described above had been consummated at the beginning of the period or the date indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited condensed combined pro forma financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the proposed merger or the result of final valuations of tangible and intangible assets and liabilities.

The process of valuing USF’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity, including accounting policies related to claims and insurance accruals, is still in the preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. Following closing of the proposed merger, we will finalize the process of determining the fair value at the date of acquisition of the tangible and intangible assets and liabilities of USF. As a result of this process, we anticipate that a portion of the amount classified as goodwill in the unaudited condensed combined pro forma financial statements, which in accordance with Statement of Financial Accounting Standards No. 142 will not be amortized, will be reclassified to the tangible and identified intangible assets and liabilities acquired, based on their estimated fair values at the date of acquisition. These tangible and identified intangible assets will be depreciated and amortized over their estimated useful lives. As a result, the actual amount of depreciation and amortization expense may be materially different from that presented in the unaudited condensed combined pro forma statement of operations and the effects cannot be quantified at this time.

The merger and the related financing transactions, including the notes offering, had not been consummated as of the preparation of these unaudited condensed combined pro forma financial statements.

Unaudited Condensed Combined Pro Forma Balance Sheet

At March 31, 2005

	Historical		Pro Forma
	Yellow Roadway	USF	Adjustments			Combined
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$101,385	$151,679		$(834,322	)(1)	$28,642
				555,000	(2)
				150,000	(3)
				(95,100	)(4)
Accounts receivable, net	814,202	317,355				1,131,557
Prepaid expense and other	93,600	35,491		(1,053	)(5)	128,038
Deferred income taxes	72,814	35,450				108,264

Total current assets	1,082,001	539,975		(225,475)		1,396,501

Property and equipment, at cost	2,671,736	1,462,611		19,000	(6)	3,468,225
				(685,122	)(7)
Less: accumulated depreciation	(1,256,731)	(685,122)		685,122	(7)	(1,256,731)

Net property and equipment	1,415,005	777,489		19,000		2,211,494

Goodwill	634,364	99,551		(99,551	)(8)	1,414,418
				780,054	(1)
Intangibles	464,975	185		(185	)(8)	464,975
Other assets	49,629	33,803		(2,629	)(5)	84,503
				3,700	(4)

Total Assets	$3,645,974	$1,451,003		$474,914		$5,571,891

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$257,774	$79,774	$			$337,548
Wages, vacations and employees’ benefits	397,026	93,609				490,635
Other current and accrued liabilities	233,453	114,923				348,376
ABS borrowings	—	—		555,000	(2)	555,000
Current maturities of long-term debt	404,400	65				404,465

Total current liabilities	1,292,653	288,371		555,000		2,136,024

Long-term liabilities:
Long-term debt, less current portion	252,320	250,006		150,000	(3)	679,448
				27,122	(9)
Claims and other liabilities	221,793	108,524				330,317
Accrued pension and postretirement health-care costs	289,242	—				289,242
Deferred income taxes	319,644	101,1087		(1,858	)(10)	418,973

Total long-term liabilities	1,082,999	459,717		175,264		1,717,980

Total shareholders’ equity	1,270,322	702,915		(702,915	)(11)	1,717,887
				447,565	(1)

Total Liabilities and Shareholders’ Equity	$3,645,974	$1,451,003		$474,914		$5,571,891

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Year Ended December 31, 2004

	Historical		Pro Forma
	Yellow Roadway	USF	Adjustments			Combined
	(in thousands, except per share data)
Revenue	$6,767,485	$2,394,579	$			$9,162,064

Operating expenses:
Salaries, wages and employees’ benefits	4,172,144	1,457,030				5,629,174
Operating expenses and supplies	1,011,864	378,287				1,390,151
Purchased transportation	752,788	179,880				932,668
Other operating expenses	469,088	315,637		547	(12)	785,772
				500	(13)

Total operating expenses	6,405,884	2,330,834		1,047		8,737,765

Operating income	361,601	63,745		(1,047)		424,299

Interest expense	43,954	20,917		20,763	(12)	85,634
Other, net	19,984	(1,030)				18,954

Nonoperating expenses, net	63,938	19,887		20,763		104,588

Income from continuing operations before income taxes	297,663	43,858		(21,810)		319,711
Income tax provision	113,336	20,063		(8,419	)(14)	124,980

Income from continuing operations	$184,327	$23,795		$(13,391)		$194,731

Earnings per share from continuing operations:
Basic	$3.83	$0.86				$3.41
Diluted	3.75	0.85				3.35
Average common shares outstanding:
Basic	48,149	27,805				57,158
Diluted	49,174	27,982				58,183

Unaudited Condensed Combined Pro Forma Statement of Operations

For the Three Months Ended March 31, 2005

	Historical		Pro Forma
	Yellow Roadway	USF	Adjustments			Combined
	(in thousands, except per share data)
Revenue	$1,677,961	$597,977	$			$2,275,938

Operating expenses:
Salaries, wages and employees’ benefits	1,033,447	361,947				1,395,394
Operating expenses and supplies	256,457	106,047				362,504
Purchased transportation	183,653	45,879				229,532
Other operating expenses	114,415	87,673		137	(12)	202,350
				125	(13)

Total operating expenses	1,587,972	601,546		262		2,189,780

Operating income (loss)	89,989	(3,569)		(262)		86,158

Interest expense	8,615	4,545		5,065	(12)	18,225
Other, net	771	351				1,122

Nonoperating expenses, net	9,386	4,896		5,065		19,347

Income (loss) from continuing operations before income taxes	80,603	(8,465)		(5,327)		66,811
Income tax provision (benefit)	30,710	(2,674)		(2,056	)(14)	25,980

Income (loss) from continuing operations	$49,893	$(5,791)		$(3,271)		$40,831

Earnings (loss) per share from continuing operations:
Basic	$1.02	$(0.20)				$0.71
Diluted	0.96	(0.20)				0.67
Average common shares outstanding:
Basic	48,797	28,369				57,806
Diluted	52,193	28,369				61,202

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA

FINANCIAL STATEMENTS

(1)	The process of valuing USF’s tangible and intangible assets and liabilities as well as evaluating accounting policies for conformity, including accounting policies related to claims and insurance accruals, is still in the preliminary stages. Material revisions to our current estimates could be necessary as the valuation process and accounting policy review are finalized. These unaudited condensed combined pro forma financial statements do not purport to represent, and are not necessarily indicative of, the operating results or financial position that would have occurred had the proposed merger and related financings been consummated at the date indicated, nor are they necessarily indicative of future operating results.

The purchase price is estimated as follows (in thousands, except per share data):

Merger consideration of approximately $1.3 billion, based on 0.31584 shares of Yellow Roadway common stock and $29.25 in cash for each USF share. For purchase accounting purposes, the Yellow Roadway common stock component of the merger consideration was valued at $49.68 per share, which represents the simple average of the daily opening and closing trade prices for the period from April 28, 2005 through May 3, 2005, the period immediately surrounding the date of the announcement of the amended merger.

Cash	$834,322
Common stock (9.0 million Yellow Roadway shares)	447,565

Total acquisition consideration	1,281,887
Acquisition and change of control costs	77,400

Total purchase price	1,359,287
Net tangible assets acquired at fair value	579,233	*

Costs in excess of net tangible assets of the acquired company (goodwill)	$780,054	**

*	Net tangible assets acquired at fair value is comprised of the following (in thousands):

USF historical net tangible assets at March 31, 2005		$603,179
Purchase accounting adjustments, as described in the following notes:
Merger related expenses incurred by USF	(14,000)
Write-off of certain deferred financing costs	(3,682)
Adjust property and equipment to fair value	19,000
Adjust unsecured notes to fair value	(27,122)
Current and deferred income taxes associated with purchase accounting adjustments	1,858

Total purchase accounting adjustments		(23,946)

Net tangible assets acquired at fair value		$579,233

**	Goodwill reflects the preliminary estimated adjustment for the costs in excess of net tangible assets of USF at estimated fair value. Subsequent to closing of the merger, we will be completing a study to determine the allocation of the total purchase price to the various tangible and intangible assets acquired and the liabilities assumed in order to allocate the purchase price. Management believes, on a preliminary basis, there may be intangible assets that will be assigned a fair value in the purchase price allocation. The sensitivity of the valuations regarding the above can be significant. Accordingly, as we conclude our evaluation of the assets acquired and the liabilities assumed upon closing of the acquisition, allocation of the purchase price among the tangible and intangible assets will be subject to change. Any such change also may impact results of operations.

(2)	Reflects additional borrowings under our ABS Facility.

(3)	Reflects gross proceeds of the notes offering.

(4)	Represents costs associated with completing the proposed merger and the currently contemplated financing transactions as follows (in thousands):

Direct transaction costs, including investment banking, legal, accounting and other fees:
Yellow Roadway	$22,000
USF	14,000	*
Deferred debt issuance costs	3,700
Change of control costs	49,200	**
Director, officer and fiduciary insurance premium costs	6,200

Total	$95,100

*	For purposes of determining the fee of USF’s financial advisor, based on the closing price of Yellow Roadway common stock on March 18, 2005.
**	The change of control costs represent the estimated maximum cost of various change of control provisions for key USF executives.

(5)	Represents the write-off of USF’s deferred financing costs.

(6)	Represents the net adjustment to USF’s property and equipment based on initially estimated fair values.

(7)	Represents the elimination of USF’s historical accumulated depreciation.

(8)	Represents the elimination of historical goodwill and intangibles of USF.

(9)	Represents an increase in the fair value of USF’s bonds based on current market prices.

(10)	Represents the impact on currently payable and deferred income taxes of the pro forma adjustments presented.

(11)	Represents the elimination of USF’s historical shareholders’ equity balance.

(12)	Adjustment to record additional interest expense and amortization of deferred financing costs on borrowings related to our currently contemplated financing transactions related to the proposed merger. The estimated weighted average annual interest rate of the currently contemplated debt structure is 3.7%. A 1/8th % change in the variable interest rates associated with the borrowings would have a $0.9 million effect on annual interest expense.

(13)	Adjustment to record additional depreciation expense on the new basis of USF’s property and equipment.

(14)	Adjustment to record the income tax impact of the pro forma adjustments at an effective income tax rate of 38.6%.